EXHIBIT 99.12

CONSENT OF A. SMITH

I hereby consent to the use of my name in connection with the following report and document which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	The technical report dated August 17, 2007 entitled “Preliminary Assessment NI 43 101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo” (the “Namoya Report”); and

2.	The annual information form of the Company dated March 28, 2008, which includes reference to my name in connection with information relating to the Namoya Report, and the properties described therein.

Date: May 2, 2008

/s/ Anthony Smith Name: Anthony Smith Title: Independent Consultant